MERUS ANNOUNCES CLOSING OF PRIVATE PLACEMENT

Toronto, June 7, 2013 – Merus Labs International Inc. (“Merus” or the “Company”) announces that it has completed its previously announced non-brokered private placement financing (the “Financing”) of 7,678,034 shares (each, a “Share”) at a price of $0.60 per Share for gross proceeds of $4,606,820. The proceeds of Financing are expected to be used by the Company for debt repayment and general corporate purposes. The Company’s insiders purchased an aggregate of 841,367 Shares. The Shares are subject to a hold period that expires on October 8, 2013. The Company paid finders’ fees to certain finders in the aggregate amount of $102,120. After completion of the Financing, there are 38,391,512 Shares issued and outstanding.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements", including statements regarding the use of proceeds of the Financing. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include that Merus may not use the proceeds for the stated purpose. These forward-looking statements speak only as of the date of this press release, and Merus undertake no obligation to update or revise the statements.

For further information please contact:
Merus Labs International Inc.
Elie Farah
President and CEO
Tel: (416) 593-3701
efarah@meruslabs.com